

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2025

Stephen Ma
Chief Financial Officer
Scilex Holding Company
960 San Antonio Road
Palo Alto, California 94303

> **Re: Scilex Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Filed March 31, 2025**
> **File No. 001-39852**

Dear Stephen Ma:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Life Sciences